Exhibit 99.2

Financial Statements
Aurinia Pharmaceuticals
YEAR END 16
For the year ended December 31, 2016
Aurinia Pharmaceuticals

Aurinia Pharmaceuticals Inc.

Consolidated Financial Statements

December 31, 2016

(expressed in thousands of US dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. (the Company) are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors (the Board) exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Richard Glickman”	(Signed) “Dennis Bourgeault”

Chief Executive Officer	Chief Financial Officer

Victoria, British Columbia March 6, 2017

March 6, 2017

Independent Auditor’s Report

To the Shareholders of

Aurinia Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries as at December 31, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 2 to the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Aurinia Pharmaceuticals Inc.’s ability to continue as a going concern.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Financial Position

As at December 31, 2016

(expressed in thousands of US dollars)

	2016 $	2015 $
Assets

Current assets
Cash and cash equivalents	39,649	5,756
Short-term investment (note 5)	—	9,997
Accounts receivable	86	47
Prepaid expenses and deposits	1,683	734

	41,418	16,534

Property and equipment (note 6)	29	36

Acquired intellectual property and other intangible assets (note 7)	15,550	16,997

	56,997	33,567

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	5,791	3,333
Current portion of deferred revenue (note 9)	118	168
Contingent consideration (note 10)	2,021	—
Provision for restructuring costs	—	116

	7,930	3,617

Deferred revenue (note 9)	560	678

Contingent consideration (note 10)	3,419	3,810

Derivative warrant liabilities (note 11)	9,138	5,499

	21,047	13,604

Shareholders’ Equity

Share capital
Common shares (note 12)	299,815	261,645
Warrants (note 12)	971	1,297

Contributed surplus	17,017	15,579

Accumulated other comprehensive loss	(805)	(805)

Deficit	(281,048)	(257,753)

	35,950	19,963

	56,997	33,567

Going concern (note 2)

Commitments and contingencies (note 20)

Subsequent events (note 23)

Approved by the Board of Directors

(signed) Lorin J. Randall	(signed) Benjamin Rovinski

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2016 and December 31, 2015

(expressed in thousands of US dollars, except per share data)

	2016 $	2015 $

Revenue (note 9)
Licensing revenue	118	118
Research and development revenue	50	100
Contract services	5	17

	173	235

Expenses
Research and development (note 13)	14,534	15,982
Corporate, administration and business development (note 13)	6,970	6,263
Amortization of acquired intellectual property and other intangible assets (note 7)	1,457	1,536
Amortization of property and equipment	22	22
Contract services	4	12
Other expense (income) (note 14)	2,213	128

	25,200	23,943

Net loss before gain on derivative warrant liabilities	(25,027)	(23,708)

Gain on derivative warrant liabilities (note 11)	1,732	5,101

Net loss and comprehensive loss for the year	(23,295)	(18,607)

Net loss per common share (note 16) (expressed in $ per share)
Basic and diluted loss per common share	(0.66)	(0.58)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the years ended December 31, 2016 and December 31, 2015

(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity (deficit) $

Balance – January 1, 2016	261,645	1,297	15,579	(257,753)	(805)	19,963

Issue of units pursuant to bought deal	21,525	—	—	—	—	21,525
Share issue costs	(1,951)	—	—	—	—	(1,951)
Issue of units pursuant to private placement	6,260	820	—	—	—	7,080
Share issue costs	(389)	(51)	—	—	—	(440)
Issue of common shares	8,396	—	—	—	—	8,396
Share issue costs	(575)	—	—	—	—	(575)
Exercise of warrants	2,852	(947)	—	—	—	1,905
Exercise of cashless warrants	1,852	—	—	—	—	1,852
Expiry of warrants	—	(148)	148	—	—	—
Exercise of stock options	200	—	(93)	—	—	107
Stock-based compensation	—	—	1,383	—	—	1,383
Net loss and comprehensive loss for the year	—	—	—	(23,295)	—	(23,295)

Balance – December 31, 2016	299,815	971	17,017	(281,048)	(805)	35,950

Balance – January 1, 2015	259,712	1,804	12,306	(239,146)	(805)	33,871

Exercise of warrants	1,020	(335)	—	—	—	685
Exercise of cashless warrants	636	—	—	—	—	636
Expiry of warrants	—	(172)	172	—	—	—
Exercise of stock options	277	—	(123)	—	—	154
Stock-based compensation	—	—	3,224	—	—	3,224
Net loss and comprehensive loss for the year	—	—	—	(18,607)	—	(18,607)

Balance – December 31, 2015	261,645	1,297	15,579	(257,753)	(805)	19,963

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and December 31, 2015

(expressed in thousands of US dollars)

	2016	2015
	$	$

Cash flow provided by (used in)

Operating activities
Net loss for the year	(23,295)	(18,607)
Adjustments for
Amortization of deferred revenue	(168)	(218)
Amortization of property and equipment	22	22
Amortization of acquired intellectual property and other intangible assets	1,457	1,536
Change in value of short-term investment	—	(25)
Share issue costs allocated to derivative warrants	655	—
Revaluation of contingent consideration	1,630	337
Change in provision for restructuring costs	(116)	(155)
Gain on disposal of equipment	(19)	—
Gain on derivative warrant liabilities	(1,732)	(5,101)
Stock-based compensation	1,383	3,224

	(20,183)	(18,987)
Net change in other operating assets and liabilities (note 18)	1,470	1,221

Net cash used in operating activities	(18,713)	(17,766)

Investing activities
Purchase of short-term investment	(21,138)	(19,983)
Proceeds on disposal of short-term investment	31,135	20,010
Proceeds on disposal of equipment	19	—
Purchase of equipment	(15)	(6)
Capitalized patent costs	(10)	(44)

Net cash generated from (used in) investing activities	9,991	(23)

Financing activities
Net proceeds from issuance of bought deal units	26,142	—
Net proceeds from issuance of private placement units	6,640	—
Net proceeds from issuance of shares	7,821	—
Proceeds from exercise of warrants	1,905	685
Proceeds from exercise of stock options	107	154

Net cash generated from financing activities	42,615	839

Increase (decrease) in cash and cash equivalents during the year	33,893	(16,950)

Cash and cash equivalents – Beginning of year	5,756	22,706

Cash and cash equivalents – End of year	39,649	5,756

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

1	Corporate information

Aurinia Pharmaceuticals Inc. or the Company is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis (LN).

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Going concern

These consolidated financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The Company has no source of operating cash flows and operations to date have been funded primarily from the issue of share capital.

As at December 31, 2016, the Company had net working capital of $33,488,000 compared to $12,917,000 as at December 31, 2015. For the year ended December 31, 2016, the Company reported a loss of $23,295,000 (December 31, 2015 – $18,607,000) and a cash outflow from operating activities of $18,713,000 (December 31, 2015 – $17,766,000). As at December 31, 2016, the Company had an accumulated deficit of $281,048,000 (December 31, 2015 – $257,753,000).

On October 16, 2015, the Company filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time. The Shelf Prospectus has been utilized for a Bought Deal public offering and two ATM facilities, and as result, the remaining amount currently available under the Shelf Prospectus is $205,000,000.

The proceeds received in 2016 from the Bought Deal public offering, the at-the-market (ATM) facilities, warrant exercises and private placement have provided the Company with liquidity in the short-term and sufficient funding to complete the Phase 2b LN trial and the planned activities for the Phase 3 LN clinical trial into the fourth quarter of 2017. In order to complete the remainder of this trial and be able to undertake further commercialization of voclosporin, the Company will need to raise additional funding within the next 12 months from sources such as debt financing, out-licensing of specific territories and /or additional equity offerings.

(1)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

The outcome of such offerings is dependent on a number of factors outside of the Company’s control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance the ATM financing or any new financings will be successful. This uncertainty casts significant doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, are dependent on the ability of the Company to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development or curtail certain or all of the Company’s operations. There is no assurance these initiatives will be successful.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3	Basis of preparation

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2017.

Basis of measurement

The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.

Functional and presentation currency

These consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.

(2)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Summary of significant accounting policies and changes in accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated.

Translation of foreign currencies

The monetary assets and liabilities of operations denominated in foreign currencies are translated into US dollars at rates of exchange in effect at the end of the period. Revenues and expenses related to monetary assets and liabilities are translated at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss.

Revenue recognition

Payments received under collaboration agreements may include upfront payments, milestone payments, contract services, royalties and licence fees. Revenues for each unit of accounting are recorded as described below:

•	Licensing and research and development revenues

The Company has agreements in specific regions with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

Licence fees representing non-refundable payments received at the time of signature of licence agreements are recognized as revenue upon signature of the licence agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

(3)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

•	Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones.

•	Contract services

Revenues from contract services are recognized as services are rendered, the price is fixed or determinable and collection is reasonably assured.

•	Royalty payments

Royalty income is recognized on the accrual basis in accordance with the substance of the relevant agreement.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

The major categories of property and equipment are amortized on a straight-line basis as follows:

Leasehold improvements	term of the lease
Scientific and office equipment and furniture	20%
Computer equipment and software	33.3%

Acquired intellectual property and other intangible assets

External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. Other intellectual property expenditures are recorded as research and development expenses on the consolidated statements of operations and comprehensive loss as incurred.

Separately acquired intellectual property is shown at historical cost. The initial recognition of a reacquired right is recognized as an intangible asset measured on the basis of the remaining contractual term of the related contract. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the consolidated statements of operations and comprehensive loss. Purchased intellectual property and reacquired rights are capitalized and amortized on a straight-line basis in the consolidated statements of operations and comprehensive loss over periods ranging from 10 to 20 years.

(4)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Impairment of non-financial assets

Property and equipment and acquired intellectual property and other intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Research and development

Research costs are expensed in the year incurred. These costs include salaries and benefits for research and development personnel, costs associated with clinical trials managed by contract research organizations, and other costs associated with research, development and regulatory activities. The Company uses external service providers to conduct clinical trials, to manufacture supplies of product candidates and to provide various other research and development related products and services. Development costs are expensed in the year incurred unless they meet the criteria for capitalization, which include technical feasibility, the intention to use or sell, the ability to use or sell, probable future economic benefits and the ability to develop the intangible asset. No development costs have been capitalized to date.

(5)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Stock-based compensation

The Company records stock-based compensation related to employee stock options granted using the estimated fair value of the options at the date of grant. The estimated fair value is expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services and non-market performance conditions at the vesting date. The corresponding charge is to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital.

Leases

Operating lease payments are recognized in net income (loss) on a straight-line basis over the term of the lease.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity (deficit), in which case the income tax is also recognized directly in shareholders’ equity (deficit).

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current.

Earnings (loss) per share

Basic earnings (loss) per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.

(6)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.

At initial recognition, the Company classifies its financial instruments in the following categories:

i)	Financial assets and liabilities at fair value through profit or loss: a financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other expense (income) in the period in which they arise.

ii)	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise accounts receivable, cash and cash equivalents and short-term investment and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest rate method less a provision for impairment.

iii)	Available for sale financial assets: Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorized into any of the other categories described above. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently recognized at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the consolidated statements of operations and comprehensive loss. Interest is determined using the effective interest method, and impairment losses and translation differences on monetary items are recognized in the consolidated statements of operations and comprehensive loss. The Company does not have any available for sale assets.

iv)	Financial liabilities at amortized cost: Financial liabilities at amortized cost are composed of accounts payable and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, accounts payables are measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

v)	Financial liabilities at fair value: Contingent consideration provided to ILJIN Life Science Co., Ltd. (ILJIN) (see note 10) and derivative warrant liabilities (see note 11) are financial liabilities recorded at fair value with subsequent changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

(7)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Impairment of financial assets

•	Financial assets carried at amortized cost

At each statement of financial position date, the Company assesses whether there is objective evidence a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statements of operations and comprehensive loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For practical reasons, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after January 1, 2017 and have not been applied in preparing these consolidated financial statements. None of these new standards or amendments is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

International Accounting Standards (IAS) 7, Statement of cash flows

Effective for years beginning on or after January 1, 2017, IAS 7, Statement of cash flows, was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Management is assessing the potential impact that the adoption of IAS 7 will have on the Company’s consolidated financial statements.

IFRS 9 Financial instruments

In July 2014, IASB revised IFRS 9, Financial Instruments. IFRS 9 is a three-part standard to replace IAS 39, Financial Instruments: Recognition and Measurement, addressing new requirements for: i) classification and measurement, ii) impairment, iii) hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Management is assessing the potential impact that the adoption of IFRS 9 will have on the Company’s consolidated financial statements.

(8)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

IFRS 15, Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. Management is assessing the potential impact that the adoption of IFRS 15 will have on the Company’s consolidated financial statements.

IFRS 16, Leases

In January 2016, IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. Management is assessing the potential impact that the adoption of IFRS 16 will have on the Company’s consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company.

4	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

(9)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Critical estimates in applying the Company’s accounting policies

•	Contingent consideration

Contingent consideration is a financial liability recorded at fair value (note 10). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations. The impact of changes in key assumptions is described in note 10.

Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.

The Company uses the Black-Scholes pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants. The impact of changes in key assumptions is described in note 11.

•	Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity (deficit). The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the option grant dates in 2016, this would have increased annual stock compensation expense by approximately $43,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $28,000.

Critical judgments in applying the Company’s accounting policies

•	Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or licence fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

(10)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

•	Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2016, management concluded there were none.

•	Derivative warrant liabilities

Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

5	Short-term investment

There were no short-term investments outstanding as at December 31, 2016. The short-term investment as at December 31, 2015 was recorded initially at fair value and subsequently at amortized cost using the effective interest method, The investment was a six-month HSBC Bank US denominated discount note due on February 10, 2016, with an amortized cost of $9,997,000 and an initial cost of $9,984,000 with an effective interest rate of 0.311%.

6	Property and equipment

	Leasehold improvements $	Scientific and office equipment and furniture $	Computer equipment and software $	Total $

Year ended December 31, 2016
As at January 1, 2016	16	8	12	36
Additions	—	—	15	15
Amortization	(11)	(3)	(8)	(22)

Net book value	5	5	19	29

As at December 31, 2016
Cost	34	41	139	214
Accumulated amortization	(29)	(36)	(120)	(185)

Net book value	5	5	19	29

(11)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

	Leasehold improvements $	Scientific and office equipment and furniture $	Computer equipment and software $	Total $

Year ended December 31, 2015
As at January 1, 2015	28	11	13	52
Additions	—	—	6	6
Amortization	(12)	(3)	(7)	(22)

Net book value	16	8	12	36

As at December 31, 2015
Cost	1,727	1,169	149	3,045
Accumulated amortization	(1,711)	(1,161)	(137)	(3,009)

Net book value	16	8	12	36

For the year ended December 31, 2016, the Company disposed of fully depreciated equipment for proceeds of $19,000, resulting in a gain of $19,000 (2015 – $nil resulting in a gain of $nil).

7	Acquired intellectual property and other intangible assets

	Patents $	Acquired intellectual property and reacquired rights $	Total $

Year ended December 31, 2016
Opening net book value	1,084	15,913	16,997
Additions	10	—	10
Amortization for the year	(172)	(1,285)	(1,457)

Closing net book value	922	14,628	15,550

As at December 31, 2016
Cost	2,195	19,075	21,270
Accumulated amortization	(1,273)	(4,447)	(5,720)

Net book value	922	14,628	15,550

Year ended December 31, 2015
Opening net book value	1,291	17,198	18,489
Additions	44	—	44
Amortization for the year	(251)	(1,285)	(1,536)

Closing net book value	1,084	15,913	16,997

(12)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

	Patents $	Acquired intellectual property and reacquired rights $	Total $

As at December 31, 2015
Cost	2,274	19,075	21,349
Accumulated amortization	(1,190)	(3,162)	(4,352)

Net book value	1,084	15,913	16,997

For the year ended December 31, 2016, the Company wrote off $88,000 of fully amortized patent costs related to specific non-core abandoned voclosporin patents/ patent applications (2015 – $136,000).

8	Accounts payable and accrued liabilities

	2016 $	2015 $

Trade payables	2,863	2,079
Other accrued liabilities	1,755	512
Employee accruals	1,173	742

	5,791	3,333

9	Revenue and deferred revenue

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

Development, distribution and licence agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (3SBio) completed a Development, Distribution and Licence Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1,500,000, which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the licence and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance that may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue is amortized into licensing revenue on a straight-line basis to 2022.

(13)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Plan of arrangement with Paladin Labs Inc. (Paladin)

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period from July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue as at January 1, 2011 was being amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ended in June 2016.

10	Contingent consideration

The outstanding fair value of contingent consideration payable to ILJIN is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, payments of up to $10,000,000 are to be paid dependent on the achievement of pre-defined clinical and marketing milestones.

If all milestones are met, the timing of these payments is estimated to occur as follows:

$

2017	2,250
2019	625
2020	2,000
2021	5,125

The fair value of this contingent consideration as at December 31, 2016 was estimated to be $5,440,000 (December 31, 2015 - $3,810,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach with a discount rate of 10% (2015 - 10%).

The Company achieved a positive 24-week primary endpoint result in the Phase 2b clinical LN trial during the third quarter of 2016. As such while no milestone was attached to this positive primary endpoint result, it was an event that triggered an adjustment of the probability of success of the milestones such that the probability of success factors were increased for the milestones. As a result of the adjustments to the probability factors, the probability adjusted payment ranges were increased to 50% to 95% as at December 31, 2016 from 35% to 70% as at December 31, 2015. The current portion of the contingent consideration liability of $2,021,000 represents the first milestone and a portion of a second milestone that are expected to be achieved within the year. The change in probability factors for the milestones and the passage of time resulted in a revaluation of contingent consideration expense of $1,630,000 (2015 - $337,000)

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately

(14)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

$737,000 as at December 31, 2016. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $739,000 as at December 31, 2016. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $261,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $284,000.

11	Derivative warrant liabilities

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liability will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$

Balance at January 1, 2016	—	—	4,548	5,499	4,548	5,499
Issuance of warrants pursuant to December 28, 2016 financing	6,388	7,223	—	—	6,388	7,223
Conversion to equity (common shares) upon exercise of warrants	—	—	(800)	(1,852)	(800)	(1,852)
Loss (gain) on revaluation of derivative warrant liability	—	182	—	(1,914)	—	(1,732)

Balance at December 31, 2016	6,388	7,405	3,748	1,733	10,136	9,138

Balance at January 1, 2015	—	—	4,730	11,235	4,730	11,235
Conversion to equity (common shares) upon exercise of warrants	—	—	(182)	(635)	(182)	(635)
Gain on revaluation of derivative warrant liability	—	—	—	(5,101)	—	(5,101)

Balance at December 31, 2015	—	—	4,548	5,499	4,548	5,499

Derivative warrant liability related to December 28, 2016 Bought Deal public offering

On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised

(15)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants with allocated share issuance costs of $655,000 recognized as other expense.

As at December 31, 2016, the Company revalued a derivative warrant liability of $7,405,000 which resulted in a loss on revaluation of a derivative warrant liability of $182,000 for the period from December 28, 2016 to December 31, 2016.

The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.

The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2016 and December 28, 2016.

	December 31, 2016 $	December 28, 2016 $

Annualized volatility	76%	76%
Risk-free interest rate	1.92%	2.00%

Life of warrants in years	5.00	5.00
Dividend rate	0.0%	0.0%

Market price	2.10	2.06

Fair value per Warrant	1.16	1.13

Derivative warrant liability related to February 14, 2014 private placement offering

On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In 2016, two holders of these Warrants elected this option and the Company issued 256,860 common shares on the cashless exercise of 800,432 Warrants. These Warrants had an estimated fair value of $1,852,000 at the dates of exercise, determined using the Black-Scholes warrant pricing model. This amount was transferred from

(16)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

derivative warrant liability to common shares. In 2015, a holder of these Warrants elected this option and the Company issued 66,000 common shares on the cashless exercise of 182,000 Warrants with an estimated fair value of $635,000.

As at December 31, 2016, the Company revalued the remaining erivative warrant liability at $1,733,000 (December 31, 2015 – $5,499,000), which resulted in a gain on revaluation of a derivative warrant liability for the year ended December 31, 2016 of $1,914,000 related to these outstanding derivative liability warrants (December 31, 2015 – gain on revaluation of a derivative warrant liability of $5,101,000).

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

The Company uses the Black-Scholes pricing model to estimate fair value. The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2016 and December 31, 2015.

	2016 $	2015 $

Annualized volatility	61%	84%
Risk-free interest rate	1.21%	1.19%
Life of warrants in years	2.12	3.13
Dividend rate	0.0%	0.0%
Market price	2.10	2.47
Fair value per Warrant	0.46	1.21

These derivative warrant liabilities are Level 3 recurring fair value measurements.

The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated NPV of the obligation by approximately $1,435,000 as at December 31, 2016. If the market price were to decrease by a factor of 10%, this would decrease the estimated NPV of the obligation by approximately $1,375,000. If the volatility were to increase by 10%, this would increase the estimated NPV of the obligation by approximately $967,000. If the volatility were to decrease by 10%, this would decrease estimated NPV of the obligation by approximately $1,017,000 as at December 31, 2016.

(17)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

12	Share capital

a)	Common shares

Authorized

Unlimited common shares without par value

Issued

	Common shares
	Number	$
	(in thousands)

Balance as at January 1, 2016	32,287	261,645
Issued pursuant to Bought Deal public offering	12,778	19,574
Issued pursuant to ATM Facilities	3,445	7,821
Issued pursuant to June 22, 2016 private placement	3,000	5,871
Issued pursuant to exercise of warrants	1,001	2,852
Issued pursuant to exercise of derivative liability warrants (note 11)	257	1,852
Issued pursuant to exercise of stock options	40	200

Balance as at December 31, 2016	52,808	299,815

Balance as at January 1, 2015	31,818	259,712
Issued pursuant to exercise of warrants	348	1,020
Issued pursuant to exercise of derivative liability warrant (note 11)	66	636
Issued pursuant to exercise of stock options	55	277

Balance as at December 31, 2015	32,287	261,645

Bought Deal public offering

On December 28, 2016, the Company completed a Bought Deal public offering for gross proceeds of $28,750,000 as described in note 11.

Share issue costs of $2,606,000 included a 7.0% cash commission of $2,012,000 paid to the placement agents and filing, legal and other professional fees of $594,000 directly related to the Offering of which $655,000 was allocated to the derivative warrant liability and expensed in 2016 in other expense (income).

The Company intends to use the net proceeds from this offering for research and development activities including the LN Phase 3 clinical trial and for corporate and working capital purposes.

(18)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

ATM Facilities

On July 22, 2016 the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. (Cantor Fitzgerald) pursuant to which the Company may from time to time sell common shares, through ATM offerings with Cantor Fitzgerald acting as sales agent. Pursuant to Canadian securities rules, the Company was limited to raising $8,000,000 under this specific ATM offering.

Pursuant to this agreement, the Company issued 3,306,000 common shares, receiving proceeds of $7,529,000 net of share issue costs of $471,000. Share issue costs of $471,000 included a 3% commission of $240,000 paid to the agent and professional fees and filing fees of $231,000 directly related to the ATM.

The Company intends to use the net proceeds from the ATM to continue development of its lead drug candidate, voclosporin, as a therapy for LN, and for general corporate purposes.

On November 9, 2016 the Company entered into a second Controlled Equity Offering Sales Agreement with Cantor Fitzgerald pursuant to which the Company may from time to time sell common shares, through ATM offerings with Cantor Fitzgerald acting as sales agent. Pursuant to Canadian securities rules, the Company was limited to raising $8,000,000 under this specific ATM offering.

Pursuant to this agreement the Company issued 139,000 common shares as at December 31, 2016, receiving proceeds of $292,000 net of share issue costs of $104,000. Share issue costs of $104,000 included a 3% commission of $12,000 paid to the agent and professional fees and filing fees of $92,000 directly related to the ATM.

The Company intends to use the net proceeds from the ATM to continue development of its lead drug candidate, voclosporin, as a therapy for LN, and for general corporate purposes.

Private placement

On June 22, 2016, the Company completed a private placement for net proceeds of $6,640,000.

Under the terms of the private placement, the Company issued 3,000,000 units (the Units) at a price of $2.36 per Unit. Each Unit consisted of one common share and 0.35 of a common share purchase warrant (a Warran), exercisable for a period of two years from the date of issuance at an exercise price of $2.77.

Share issue costs of $440,000 included a cash commission of $250,000 paid to the agent and legal and filing fees of $190,000 directly related to the private placement.

(19)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

b)	Warrants

Issued

	Warrants
	Number	$
	(in thousands)

Balance as at January 1, 2016	1,368	1,297
Issued pursuant to June 22, 2016 private placement	1,050	769
Warrants exercised	(1,001)	(947)
Warrants expired	(160)	(148)

Balance as at December 31, 2016	1,257	971

Balance as at January 1, 2015	1,724	1,804
Warrants exercised	(348)	(335)
Warrants expired	(8)	(172)

Balance as at December 31, 2015	1,368	1,297

On June 22, 2016, pursuant to the private placement noted above, the Company issued 1,050,000 warrants to purchase common shares at a price of $2.77 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $769,000, net of share issue costs of $51,000.

The following assumptions were used to estimate the fair value of the warrants issued pursuant to the June 22, 2016 private placement:

June 22, 2016

Expected volatility	50%
Risk-free interest rate	0.75%
Expected life of warrants in years	2
Dividend rate	0.0%
Exercise price	$2.77
Market price on date of issue	$2.36
Fair value per warrant	$0.78

(20)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

A summary of the outstanding warrants as at December 31, 2016 is presented below:

Expiry date	Number (in thousands)	Weighted average exercise price $

Exercisable in CA$
June 26, 2018 (CA$2.25 and CA$2.50)	193	1.86
December 31, 2018 (CA$2.00)	14	1.49

	207	1.83
Exercisable in US$
June 22, 2018	1,050	2.77
February 14, 2019 (note 11)	3,748	3.22
December 28, 2021 (note 11)	6,388	3.00

	11,393	3.03

c)	Stock options and compensation expense

A summary of the stock options outstanding as at December 31, 2016 and 2015 and changes during the years ended on those dates is presented below:

	2016		2015
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$

Outstanding – Beginning of year	2,713	4.00	1,376	3.68
Granted pursuant to Stock Option Plan	1,470	3.43	1,456	4.29
Granted pursuant to Section 613(c) of TSX manual	200	3.66	—	—
Exercised	(40)	3.50	(55)	3.50
Expired	(70)	7.00	(22)	3.50
Cancelled	(26)	3.50	(25)	4.25
Forfeited	(195)	3.94	(17)	4.72

Outstanding – End of year	4,052	3.74	2,713	4.00

Options exercisable – End of year	2,857	3.88	2,063	3.98

On June 8, 2016, the Shareholders of the Company approved the amendment to the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of granting.

(21)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

Therefore, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at December 31, 2016, there were 52,808,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 6,601,000 options available for issuance under the Stock Option Plan. An aggregate total of 3,852,000 options are presently outstanding in the Stock Option Plan, representing 7.3% of the issued and outstanding Common Shares of the Company.

In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. These options are recorded outside of the Company’s stock option plan.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

A summary of the stock options granted pursuant to the Stock Option Plan for the years ended December 31, 2016 and 2015 is presented below:

Year ended December 31, 2016

Grant date	Grant price US$	Grant price CA$	Number
March 23, 2016(1)	3.00	3.96	60
March 30, 2016(1)	3.02	3.91	220
March 31, 2016(1)	2.90	3.76	40
June 17, 2016(2)	2.48	3.20	1,000
July 12, 2016(2)	3.05	4.00	100
July 21, 2016(2)	3.03	3.95	40
December 14, 2016(3)	2.78	3.65	10

			1,470

Year ended December 31, 2015

Grant Date	Grant price US$	Grant Price CA$	Number
January 6, 2015(1)	3.59	4.25	960
April 7, 2015(1)	4.15	5.19	48
June 2, 2015(1)	3.47	4.31	60
August 17, 2015(1)	3.40	4.45	323
December 18, 2015(1)	2.43	3.39	65

			1,456

(22)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

1.	These options vest in equal amounts over 12 months and are exercisable for a term of five years.
2.	These options vest in equal amounts over 36 months and are exercisable for a term of five years.
3.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.

Application of the fair value method resulted in charges to stock-based compensation expense of $1,383,000 for the year ended December 31, 2016 (2015 – $3,224,000) with corresponding credits to contributed surplus. For the year ended December 31, 2016, stock compensation expense has been allocated to research and development expense in the amount of $330,000 (2015 – $862,000) and corporate, administration and business development expense in the amount of $1,053,000 (2015 – $2,362,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2016 and 2015.

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following weighted average assumptions were used to estimate the fair value of the options granted during the year ended December 31:

	2016	2015

Annualized volatility	74%	85%
Risk-free interest rate	0.60%	0.92%
Expected life of options in years	4.0 years	3.9 years
Estimated forfeiture rate	16.9%	11.1%
Dividend rate	0.0%	0.0%
Exercise price	$2.68	$3.51
Market price on date of grant	$2.68	$3.51
Fair value per common share option	$1.47	$2.13

(23)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

The following table summarizes information on stock options outstanding as at December 31, 2016:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding	Weighted average remaining contractual life (years)	Number outstanding
	(in thousands)		(in thousands)

3.20-3.66	2,341	4.23	1,336
3.91-4.00	440	4.27	250
4.25-4.45	1,233	3.16	1,233
5.19	38	3.27	38

	4,052	3.90	2,857

13	Nature of expenses

	2016 $	2015 $

Research and development
Study contracts, consulting and other outside services	10,178	10,999
Drug supply and distribution	1,800	1,983
Wages and employee benefits	1,622	1,429
Stock compensation expense	330	862
Patent annuity and legal fees	228	313
Travel	292	274
Other	84	122

	14,534	15,982

	2016 $	2015 $

Corporate, administration and business development
Wages, benefits and severance costs	2,641	1,721
Professional and consulting fees and services	1,664	885
Stock compensation expense	1,053	2,362
Trustee fees, filing fees and other public company costs	193	177
Directors fees	261	308
Office, insurance, information technology costs and other	457	308
Travel and promotion	522	300
Rent, utilities and other facility costs	179	202

	6,970	6,263

(24)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

14	Other expense (income)

	2016 $	2015 $

Finance income
Interest income	(27)	(50)

Other
Revaluation adjustment on contingent consideration (note 10)	1,630	337
Share issue costs allocated to Derivative warrants (note 12)	655	—
Foreign exchange gain and other	(26)	(159)
Gain on disposal of equipment	(19)	—

	2,240	178

	2,213	128

15	Income taxes

As at December 31, 2016, the Company has available Canadian non-capital losses in the amount of $73,002,000 (2015 – $51,848,000) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $1,158,000 (2015 – $952,000) available to reduce future Canadian income taxes otherwise payable.

The losses and credits will expire as follows:

	Non-capital losses carried forward $	Federal investment tax credits $

2029	3,294	30
2030	2,341	50
2031	1,777	280
2032	7,224	184
2033	5,528	75
2034	13,029	131
2035	18,747	202
2036	21,062	206

(25)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

As at December 31, 2016 and December 31, 2015, temporary differences for which no deferred tax asset was recognized were as follows:

	2016 $	2015 $

Deferred tax assets (liabilities)
Loss carry-forwards	19,347	13,892
Share issue costs	1,425	526
Deferred revenue and contingent consideration	868	473
Property and equipment	2	3
Intangible assets	606	564
Other	76	46

	22,324	15,504
Potential tax assets not recognized	(22,324)	(15,504)

Net deferred tax assets	—	—

Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the consolidated statements of financial position.

The difference between the expected income tax recovery based on a 26.5% (2015 – 26.0%) Canadian statutory tax rate and the actual income tax recovery is summarized as follows:

	2016 $	2015 $

Expected recovery at the statutory rate	(6,184)	(4,931)
Non-taxable revaluation of warrant liabilities	(459)	(291)
Non-deductible expenses including stock compensation	589	—
Unrecognized deductible temporary differences	6,054	5,222

Total income tax recovery	—	—

16	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2016 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the year ended December 31, 2016 because to do so would be anti-dilutive.

(26)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2016 $	2015 $

Net loss for the year	(23,295)	(18,607)

		Number

Weighted average common shares outstanding	35,285	32,154

	$	$

Net loss per common share (expressed in $ per share)	(0.66)	(0.58)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2016	2015

Stock options	3,370	2,399
Warrants (derivative liabilities)	3,800	4,548
Warrants (equity)	759	1,368

	7,929	8,315

17	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic information reflects revenue based on customer location.

	2016 $	2015 $

Revenue
Canada	55	117
China	118	118

	173	235

(27)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

18	Supplementary cash flow information

Net change in other operating assets and liabilities

	2016 $	2015 $

Accounts receivable	(39)	45
Prepaid expenses and deposits	(949)	307
Accounts payable and accrued liabilities	2,458	869

	1,470	1,221

Interest received	34	56

19	Related parties

Compensation of key management

Key management includes directors and officers of the Company. Compensation awarded to key management was composed of the following:

	2016 $	2015 $

Salaries, short-term employee benefits	2,077	1,681
Bonuses accrued or paid	623	492
Severance costs	572	—
Director fees	265	230
Stock-based compensation	1,215	2,909

	4,752	5,312

Other

Stephen P. Robertson, a partner at Borden Ladner Gervais (BLG) acts as the Company’s corporate secretary. The Company incurred legal fees in the normal course of business to BLG of $308,000 for the year ended December 31, 2016 ($101,000 for the year ended December 31, 2015). Mr. Robertson receives no additional compensation for acting as the corporate secretary.

20	Commitments and contingencies

The Company entered into an agreement, effective June 1, 2014, to sublease 4,418 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. The estimated base rent plus operating costs on a monthly basis for the period from January 1, 2016 to May 31, 2017 is approximately $9,000 per month.

(28)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for a term of two years commencing on January 1, 2015 at a cost of approximately $1,300 per month for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease was extended for a term of one year to December 31, 2016 on the same terms as the original lease.

The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities.

Future minimum lease payments for its premises and the minimum amount to exit the Company’s contractual commitments are as follows:

	Operating lease $	Purchase obligations $

2017	69	2,914
2018	—	3

	69	2,917

•	Contingencies

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into licence and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

21	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

(29)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings and private placements of common shares. The Company has also met its liquidity needs through non-dilutive sources such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

22	Financial instruments and fair values

As explained in note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the consolidated statements of operations and comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for most liabilities, amortized cost.

In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1 – defined as observable inputs such as quoted prices in active markets.

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined the carrying values of its short-term financial assets and financial liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of contingent consideration is included in note 10, and information on the fair value of derivative warrant liability is included in note 11.

Financial risk factors

The Company’s activities can expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

(30)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

•	Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage, as discussed in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s budget, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in bankers’ acceptances and/or guaranteed investment certificates with 30 to 90-day maturities to ensure the Company’s liquidity needs are met. The short-term investment consisted of a discount bank note with a term of 180 days.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. As described in note 2, the Company is dependent on raising additional financing to sustain operations and complete the LN development program, including the Phase 3 clinical trial.

All of the Company’s financial liabilities are due within one year except for the contingent consideration, as described in note 10, and the derivative warrant liability, as described in note 11.

•	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable and accounts payable and accrued liabilities bear no interest.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid guaranteed investment certificates and bankers’ acceptances. The Company’s exposure to interest rate risk as at December 31, 2016 is considered minimal.

•	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

(31)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and December 31, 2015

(expressed in US dollars, tabular amounts in thousands)

The following table presents the Company’s exposure to the Canadian dollar:

	2016 $	2015 $

Cash and cash equivalents	103	116
Accounts receivable	8	39
Accounts payable and accrued liabilities	(1,184)	(803)

Net exposure	(1,073)	(648)

	Reporting date rate
	2016 $	2015 $

CA$ – US$	0.745	0.723

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $107,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

23	Subsequent events

Change in Management and Board of Directors

On February 6, 2017, the President and Chief Executive Officer, who was also a Director of the Company, resigned from his positions as an Officer and Director of the Company. The Company entered into a Separation and Release Agreement with him whereby the Company will pay him approximately $519,000 over 12 months.

Grant of stock options

Subsequent to year-end, the Company granted 1,970,000 stock options to the new Chief Executive Officer, other officers, directors and employees at a weighted average price of $3.21 (CA $4.22).

Exercise of warrants

Subsequent to year-end, the Company issued 610,000 common shares for proceeds of $1,814,000 upon the exercise of 74,000 warrants and 536,000 derivative warrants.

(32)